<page 1>
                               United States
                     Securities and Exchange Commission
                          Washington, D.C. 20549

                                Schedule 13D

                  Under the Securities Exchange Act of 1934
                           (Amendment No. 5)*

                            Micros Systems, Inc.
- - ------------------------------------------------------------------------
                            (Name of Issuer)

                       Common Stock Par Value $0.025 Per Share
- - ------------------------------------------------------------------------
                       (Title of Class of Securities)

                                594901100
                ----------------------------------------
                             (CUSIP Number)

              James M. Plasynski, Assistant General Counsel,
                    Westinghouse Electric Corporation,
       Westinghouse Building, 11 Stanwix Street, Pittsburgh, PA 15222
- - ------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            June 19, 1995
               ----------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












<page 2>

Schedule 13D

CUSIP No.  594901100
         ------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Westinghouse Electric Corporation
     25-0877540


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) X
                                                                  (b)__


3  SEC USE ONLY


4  SOURCE OF FUNDS*
   WC (see Amended Item 3)


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                    __


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Incorporated in Pennsylvania

NUMBER OF          7  SOLE VOTING POWER
SHARES                0 (see Amended Item 5)
BENEFICIALLY
OWNED BY           8  SHARED VOTING POWER
EACH                  0
REPORTING
PERSON             9  SOLE DISPOSITIVE POWER
WITH                  0 (see Amended Item 5)

                   10 SHARED DISPOSITIVE POWER
                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,849,123 (see Amended Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                          __

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    61.8% (calculated based on the number of shares outstanding as of March 31, 1995)


14  TYPE OF REPORTING PERSON*
    CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.











<page 3>

Schedule 13D

CUSIP No.  594901100
         ------------------

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Westinghouse Holdings Corporation
     25-1638829


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) X
                                                                 (b)__


3  SEC USE ONLY


4  SOURCE OF FUNDS*
   WC (see Amended Item 3)


5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                   __


6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Incorporated in Delaware

NUMBER OF          7  SOLE VOTING POWER
SHARES                4,849,123 (see Amended Item 5)
BENEFICIALLY
OWNED BY           8  SHARED VOTING POWER
EACH                  0
REPORTING
PERSON             9  SOLE DISPOSITIVE POWER
WITH                  4,849,123 (see Amended Item 5)

                   10 SHARED DISPOSITIVE POWER
                      0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    4,849,123 (see Amended Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                         __

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    61.8% (calculated based on the number of shares outstanding as of March 31, 1995)


14  TYPE OF REPORTING PERSON*
    CO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.











<page 4>

     The Schedule 13D filed on October 30, 1989 by Westinghouse Electric Corporation ("Westinghouse"), as amended, is hereby further amended by this Amendment No. 5 as follows:

1. Item 2 is amended to report that on June 19, 1995, Westinghouse made a capital contribution of all of its 4,849,123 shares of Common Stock of Micros to Westinghouse Holdings Corporation ("WHC"), a Delaware corporation and a wholly owned subsidiary of Westinghouse. WHC's principal business is to be a holding company for certain of the businesses and interests of Westinghouse. The address of its principal business and its principal office is 314 West 90th Street, Minneapolis, Minnesota 55420.

   Schedule I of Item 2 is amended by substituting therefor the attached Schedule I, which is a list of the directors and executive officers of WHC and Westinghouse, setting forth the following information with respect to each such person: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and address of any corporation or other organization in which such employment is conducted. Except for Robert E. Cawthorn, who is a British citizen, each person identified in Schedule I hereto is a United States citizen.

   Item 2 is further amended to report that during the last five years, none of WHC, Westinghouse, or, to the best of WHC's or Westinghouse's knowledge, any person identified in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. Item 3 is amended to report that WHC acquired the shares of Common Stock as a result of a capital contribution from Westinghouse.

3. Item 4 is amended to report that Micros has registered the shares of Common Stock owned by WHC under the Securities Act of 1933 so that WHC can sell such shares to or through underwriters, through one or more agents or dealers or directly to purchasers. Although WHC presently intends to sell such shares, there can be no assurance as to when or how WHC will proceed with such a sale or that it will effect a sale of any of its shares in any manner.

4. Item 5 is amended to report that effective June 19, 1995, WHC beneficially owned an aggregate of 4,849,123 shares of Common Stock and Westinghouse indirectly beneficially owned an aggregate of 4,849,123 shares of Common Stock by virtue of its sole ownership of WHC. Based on the 7,848,761 shares of Common Stock outstanding as of March 31, 1995, as reported by Micros in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1995, WHC and Westinghouse were the beneficial owners of approximately 62% of the outstanding shares of Common Stock. WHC has the power to vote or to direct the vote and to dispose or to direct the disposition of 4,849,123 shares of Common Stock.

   Item 5 is also amended to report that to the best of WHC's and Westinghouse's knowledge, no person identified in Schedule I hereto, beneficially owns any shares of Common Stock.

   Item 5 is further amended to report that except as described in
   Item 2, no transactions in shares of Common Stock have been effected during the past sixty days by WHC, Westinghouse or, to the best of WHC's or Westinghouse's knowledge, any person identified in
   Schedule I hereto.




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5. Item 6 is amended to report that WHC is a wholly owned subsidiary of
   Westinghouse.

6. Any information previously included in the Schedule 13D, as amended, and not revised or modified as described in this Amendment No. 5 remains unchanged.































































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                              Signature
                              ----------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:     June 29, 1995

                              WESTINGHOUSE ELECTRIC CORPORATION

                              By:  /s/ Fredric G. Reynolds
                                  ______________________________

                                   Fredric G. Reynolds
                                   Executive Vice President and
                                   Chief Financial Officer




















































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                                Signature
                                ----------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Dated:     June 29, 1995

                              WESTINGHOUSE HOLDINGS CORPORATION

                              By:  /s/ James G. Kosloff
                                 _____________________________

                                   James G. Kosloff
                                   Vice President





















































<page 8>

                               Schedule I
                               ----------
                     Name, business address and present
                    principal occupation or employment of
                   the directors and executive officers of
                      Westinghouse Holdings Corporation:
                     -----------------------------------

                                 Directors
                                 ---------
                                      Present Principal Occupation and
Name, Business Address                Address of Employment
- - ----------------------                ---------------------------------

T. F. Catania                         Vice President & Treasurer
Thermo King Corporation               Thermo King Corporation
314 West 90th Street                  314 West 90th Street
Minneapolis, MN  55420                Minneapolis, MN  55420

A. W. Frisch                          Vice President & General Tax
Westinghouse Electric Corporation       Counsel
11 Stanwix Street                     Westinghouse Electric Corporation
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

Fredric G. Reynolds                   Executive Vice President &
Westinghouse Electric Corporation       Chief Financial Officer
11 Stanwix Street                     Westinghouse Electric Corporation
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222







































<page 9>

                             Executive Officers
                             ------------------

                                      Present Principal Occupation and
Name, Business Address                Address of Employment
- - ----------------------                ---------------------------------

T. F. Catania                         Vice President & Treasurer
President, Westinghouse Holdings      Thermo King Corporation
  Corporation                         314 West 90th Street
314 West 90th Street                  Minneapolis, MN  55420
Minneapolis, MN  55420

J. G. Kosloff                         Director, Risk Management
Vice President, Westinghouse          Westinghouse Electric Corporation
 Holdings Corporation                 11 Stanwix Street
11 Stanwix Street                     Pittsburgh, PA  15222
Pittsburgh, PA  15222

C. E. Morf                            Vice President & Treasurer
Treasurer, Westinghouse               Westinghouse Electric Corporation
 Holdings Corporation                 11 Stanwix Street
11 Stanwix Street                     Pittsburgh, PA  15222
Pittsburgh, PA  15222

M. E. Roberts                         Treasury Manager
Vice President, Westinghouse          Thermo King Corporation
  Holdings Corporation                314 West 90th Street
314 West 90th Street                  Minneapolis, MN  55420
Minneapolis, MN  55420







































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                  Name, business address, and present
                 principal occupation or employment of
                the directors and executive officers of
                   Westinghouse Electric Corporation:
                 ------------------------------------

                             Directors
                             ---------

                                      Present Principal Occupation and
Name, Business Address                Address of Employment
- - ----------------------                ---------------------------------

Frank C. Carlucci                     Chairman
The Carlyle Group                     The Carlyle Group
1001 Pennsylvania Avenue, N.W.        1001 Pennsylvania Avenue, N.W.
Washington, DC  20004-2505            Washington, DC  20004-2505

Robert E. Cawthorn                    Chairman
Rhone-Poulenc Lorer, Inc.             Rhone-Poulenc Lorer, Inc.
500 Arcola Road                       500 Arcola Road
Collegeville, PA  19426               Collegeville, PA 19426

Gary M. Clark                         President
Westinghouse Electric  Corporation    Westinghouse Electric Corporation
Westinghouse Building                 Westinghouse Building
11 Stanwix Street                     11 Stanwix Street
Pittsburgh, PA  15222                 Pittsburgh, PA  15222

George H. Conrades                    President and Chief Executive
Bolt Beranek & Newman Inc.              Officer
150 Cambridge Park Drive              Bolt Beranek & Newman Inc.
Cambridge, MA  02140                  150 Cambridge Park Drive
                                      Cambridge, MA  02140

William H. Gray III                   President and Chief Executive
United Negro College Fund, Inc.         Officer
8260 Willow Oaks Corporate Drive      United Negro College Fund, Inc.
P.O. Box 10444                        8260 Willow Oaks Corporate Drive
Fairfax, VA   22031                   P. O. Box 10444
                                      Fairfax, VA  22031

Michael H. Jordan                     Chairman and Chief Executive
Westinghouse Electric Corporation       Officer
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

David T. McLaughlin                   Chairman and Chief Executive
The Aspen Institute                     Officer
Carmichael Road                       The Aspen Institute
Queenstown, MD  21658                 Carmichael Road
                                      Queenstown, MD 21658















<page 11>

                             Directors (cont.)
                             ---------

                                      Present Principal Occupation and
Name, Business Address                Address of Employment
- - ----------------------                ---------------------------------

Richard M. Morrow                     Retired Chairman and
AMOCO Corporation                       Chief Executive Officer
200 E. Randolph Drive                 AMOCO Corporation
Chicago, IL 60601-7125                200 E. Randolph Drive
                                      Chicago, IL  60601

Richard R. Pivirotto                  President
Richard R. Pivirotto Co., Inc.        Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Road              111 Clapboard Ridge Road
Greenwich, CT  06830                  Greenwich, CT  06830

Paula Stern                           President
The Stern Group, Inc.                 The Stern Group, Inc.
3314 Ross Place, N.W.                 3314 Ross Place, N.W.
Washington, DC  20008                 Washington, DC  20008

Robert D. Walter                      Chairman and Chief Executive
Cardinal Health, Inc.                   Officer
655 Metro Place South                 Cardinal Health, Inc.
Suite 925                             655 Metro Place South
Dublin, OH  43017                     Suite 925
                                      Dublin, OH  43017








































<page 12>

                         Executive Officers
                         ------------------

                                      Present Principal Occupation and
Name, Business Address                Address of Employment
- - ----------------------                ---------------------------------

Michael H. Jordan                     Chairman and Chief Executive
Westinghouse Electric Corporation       Officer
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

Gary M. Clark                         President
Westinghouse Electric Corporation     Westinghouse Electric Corporation
Westinghouse Building                 Westinghouse Building
11 Stanwix Street                     11 Stanwix Street
Pittsburgh, PA  15222                 Pittsburgh, PA  15222

Frank R. Bakos                        President - Power Generation
Westinghouse Electric Corporation     Westinghouse Electric Corporation
The Quadrangle                        The Quadrangle
4400 Alafaya Trail                    4400 Alafaya Trail
Orlando, FL  32826-2399               Orlando, FL  32826-2399

Louis J. Briskman                     Senior Vice President and
Westinghouse Electric Corporation       General Counsel
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

Francis J. Harvey                     President - Electronic Systems
Westinghouse Electric Corporation     Westinghouse Electric Corporation
P.O. Box 1693, M.S. A500              P.O. Box 1693, M.S. A500
Baltimore, MD  21203                  Baltimore, MD  21203

W. C. Bill Korn                       Chairman and Chief Executive
Westinghouse Broadcasting Company     Officer - Westinghouse
200 Park Avenue                          Broadcasting Company
New York, NY  10166                   Westinghouse Broadcasting Company
                                      200 Park Avenue
                                      New York, NY  10166

Richard A. Linder                     Chairman - Electronic Systems
Westinghouse Electric Corporation     Westinghouse Electric Corporation
P. O. Box 1693, Mail Stop A500        P. O. Box 1693, Mail Stop A500
Baltimore, MD  21203                  Baltimore, MD  21203

James S. Moore                        President - Westinghouse
Westinghouse Electric Corporation       Government  & Environmental
Westinghouse Building                   Services Co.
11 Stanwix Street                     Westinghouse Electric Corporation
Pittsburgh, PA  15222                 Westinghouse Building
                                      11 Stanwix Street
                                      Pittsburgh, PA  15222












<page 13>

                        Executive Officers (con't.)
                        ------------------

Fredric G. Reynolds                   Executive Vice President
Westinghouse Electric Corporation       and Chief Financial Officer
Westinghouse Building                 Westinghouse Electric Corporation
11 Stanwix Street                     Westinghouse Building
Pittsburgh, PA  15222                 11 Stanwix Street
                                      Pittsburgh, PA  15222

Louis J. Valerio                      Vice President and Controller
Westinghouse Electric Corporation     Westinghouse Electric Corporation
Westinghouse Building                 Westinghouse Building
11 Stanwix Street                     11 Stanwix Street
Pittsburgh, PA  15222                 Pittsburgh, PA  15222

James F. Watson, Jr.                  President - Thermo King
Thermo King Corporation               Thermo King Corporation
314 W. 90th Street                    314 W. 90th Street
Minneapolis, MN  55420                Minneapolis, MN  55420

Nathaniel D. Woodson                  President - Energy Systems
Westinghouse Electric Corporation     Westinghouse Electric Corporation
Energy Center                         Energy Center
4350 Northern Pike                    4350 Northern Pike
Monroeville, PA  15146                Monroeville, PA  15146